Exhibit 99.1

YM BioSciences Reports Interim Phase I/II Data for its JAK1/JAK2 Inhibitor CYT387 at ASCO
- Favorable safety and durable efficacy responses recorded -
- Early Dose Expansion data consistent with initial findings -
- YM provides update on development plans for CYT387 -

MISSISSAUGA, Canada - June 3, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported updated interim safety and efficacy results from the Phase I/II study of its JAK1/JAK2 inhibitor, CYT387, for the treatment of myelofibrosis. The results are being presented today in a poster session at the 2011 ASCO Annual Meeting underway in Chicago, IL. YM also provided an update on its development plans for CYT387.

“CYT387 continues to demonstrate a very promising safety and efficacy profile in this ongoing study. The interim results reported at ASCO highlight that CYT387 has a favorable safety profile and can produce significant and durable responses in anemia and splenomegaly in addition to meaningfully improving constitutional symptoms,” said Dr. Nick Glover, President and CEO of YM BioSciences. “The Dose Expansion Phase of the study is only beginning to report data, with comprehensive study results anticipated in calendar Q4 2011. These preliminary multicenter data are very encouraging and show a trend towards similar safety and efficacy outcomes as reported in the Dose Escalation and Dose Confirmation Phases of the study.”

“Progressive anemia is a hallmark of this complex and devastating disease, with the consequence that many patients require frequent blood transfusions. Our evolving data continue to support CYT387’s ability to improve anemia in myelofibrosis, helping a significant proportion of transfusion dependent patients become transfusion free,” said Dr. Mark Kowalski, Chief Medical Officer of YM BioSciences.

Phase I/II Study Interim Results

Study Design
The Phase I/II open-label, non-randomized, dose-escalation study is being conducted in three phases: a Dose Escalation Phase (n=21) to determine the safety and tolerability of CYT387, and to identify a maximum tolerated dose for CYT387; a Dose Confirmation Phase (n=39) which enrolled a cohort expansion at 150mg and 300mg QD, and a Dose Expansion Phase (n=95, ongoing) which continues to enroll patients at multiple study sites at doses of 150mg and 300mg QD and 150mg BID. The Core Study consists of nine 28-day treatment cycles. Patients who achieve stable disease or better and tolerate the drug well may continue to receive CYT387 beyond the initial 9 cycles in an Extension Phase of the study.

Subject Characteristics
The results presented at ASCO are for the first 60 patients enrolled in the Dose Escalation and Dose Confirmation Phases. The average age was 65 years (range 34-85) and 65% were male. The majority of patients have Primary Myelofibrosis (68%); 20% have Post-Polycythemia vera and 12% have Post-Essential thrombocythemia. Other patient characteristics include:
•	DIPSS-Plus category: Int-1 - 5%; Int-2 - 65%; High - 30%
•	JAK2V617F positive: n=45 (75%)
•	Red cell transfusion-dependent: n=33 (55%)
•	Palpable splenomegaly >10 cm, n=48 (80%)

The trial also enrolled patients who had received previous therapies, including other JAK inhibitors (INCB018424, n=11 (18%); TG101348, n=3 (5%)) and pomalidomide, n=13 (22%).

Interim Results
The median follow-up time for the first 60 patients since study start is currently 10.1 months (range 5.8-17.4; ongoing). To date, 34 of 35 patients who have completed the Core Study have continued into the Extension Phase. Including the Extension Phase, 11 patients (18%) have discontinued the study, only one for drug-related reasons, for an overall retention rate of 82%.

Interim Safety Results
CYT387 was very well tolerated in myelofibrosis patients. The majority of reported non-hematological adverse events were mild to moderate and no Grade 4 events were reported. Observed treatment-emergent non-hematological adverse effects included transient lightheadedness/dizziness, mild peripheral neuropathy and asymptomatic abnormalities in liver/pancreas-related laboratory tests.

Treatment-emergent hematological adverse events included infrequent neutropenia (Grade 3/4: n=3 (5%)) and anemia (Grade 3/4: n=1 (3%)). The minimum platelet count required for study entry was 50,000/µL. Only 6 out of 44 patients (14%) with baseline platelets >100,000/ µL reported Grade 3/4 thrombocytopenia. Overall, 16 (27%) of the first 60 patients reported Grade 3/4 thrombocytopenia.

Interim Spleen Response
All evaluable patients reported demonstrable spleen responses. Of the 52 patients evaluable for spleen response, 24 (46%) achieved a response per IWG-MRT. The median duration of spleen response is currently 7.7 months (range 5.3 - 16.6, ongoing). The median time to spleen response was 0.4 months (range 0.2 - 4.7, ongoing). A loss of spleen response was seen in only one subject; 96% maintained a spleen response.

In the Dose Escalation and Dose Confirmation Phases, 32 of 52 patients (62%) achieved more than a 50% maximal decrease in spleen size from baseline to date, with 92% achieving more than a 25% decrease. In the Expansion Phase, subjects have displayed a spectrum of initial spleen reductions similar to those observed in the Dose Escalation and Dose Confirmation Phases.

Interim Constitutional Symptoms Response
The majority of patients reporting constitutional symptoms at baseline demonstrated a Complete Resolution or Marked Improvement of their symptoms, including pruritus, night sweats and bone pain.

Interim Anemia Response
Of the 42 patients evaluable for anemia response, 21 (50%) had achieved a response per IWG-MRT. Of the 33 patients who were transfusion dependent at baseline, 19 (58%) became transfusion independent per IWG-MRT. All anemia responses persisted for a minimum of 12 weeks.

Of the 19 patients who became transfusion-independent, the median duration of transfusion-free period is currently 7.5 months (range 4.1-15.7, ongoing). None of the 19 patients have lost transfusion independence. Single episodes of transfusion were required by 6 patients after a median transfusion-free period of 5.9 months (range 4.1-9.5) due to infection (n=3), withholding of drug (n=1), or unexplained (n=2).

In all 60 patients, and in the anemia evaluable group, mean hemoglobin levels show a sustained overall improvement. Representative examples of individual subject hemoglobin curves demonstrate a clear and pronounced treatment-related increase in hemoglobin, sustained over time. In the Expansion Phase, early multicenter data are consistent with these observations, with several subjects already becoming transfusion independent.

YM Announces 60 Patient Phase II BID Study

“On the basis of promising safety and pharmacokinetic data obtained in the initial phases of our ongoing Phase I/II study, we introduced a twice daily dosing schedule into the Dose Expansion Phase of this trial. Our initial findings from this cohort suggest that CYT387 has promising activity whether dosed once or twice daily. In order to fully explore the BID dosing regimen, YM will initiate a complementary 60 patient Phase II BID in calendar Q3, 2011 to augment the data from our Phase I/II trial. In total, these two trials will enroll more than 220 patients and will provide the basis upon which we will design a Phase III trial, anticipated to begin in late H1 2012, that leverages CYT387’s unique and promising therapeutic profile to maximize its clinical utility in the treatment of myelofibrosis,” added Dr. Glover.

Rationale
The BID study will facilitate further investigation of the unprecedented anemia responses observed to date. The idiosyncratic, reversible and non-life threatening dose limiting toxicities previously observed for CYT387 were determined under a QD schedule, suggesting that higher daily doses of CYT387 may be achieved without loss of safety under a BID dosing regimen. The Company is able to conduct a Phase II BID study in parallel with the current Phase I/II trial to augment CYT387’s data pool prior to initiating pivotal trials without impacting development timelines.

Phase II BID Study Design
The trial is expected to initiate enrollment in calendar Q3, 2011 and will recruit approximately 60 patients across four to six sites in North America. Spleen response will be measured by both palpation and MRI for all patients enrolled. Constitutional symptoms will be assessed using the Myelofibrosis Symptom Assessment Form (MFSAF). To assess anemia response, a minimum three months of transfusion history will be collected from all transfusion dependent patients enrolled. Comprehensive blood work and biomarkers will be recorded for correlative/mechanistic studies.

Notice of YM Analyst/Investor Event at ASCO
YM BioSciences will host an Analyst/Investor event on Friday, June 3, 2011 from 6:30-8:30pm where Management will discuss the results presented at ASCO. The event will be held at The Wheeler Mansion in Chicago, IL. To attend the event, please RSVP at http://www.troutgroup.com/ymasco.aspx. The ASCO poster, Analyst/Investor event presentation, and a link to a webcast of the event will be available at www.ymbiosciences.com.

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis. YM has also received positive opinions from the Committee for Orphan Medicinal Products of the European Commission to grant Orphan Medicinal Product Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

For more information on the CYT387 Phase I/II trial, go to: http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com